

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 7, 2013

Via E-mail
Mr. Gene S. Bertcher
Chief Executive Officer
New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

> **Re: New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 14, 2012**
> **Response Dated January 18, 2013**
> **File No. 0-08187**

Dear Mr. Bertcher:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   We note your response to prior comment 5 in your letter of January 18, 2013 but reiterate our comment that you amend your Form 10-K for December 31, 2011 and your Forms 10-Q for the periods ended March 31 and June 30, 2012 to provide the certifications required by Item 601(b)(32) of Regulation S-K. Please note that those filings (the Form 10-K and Forms 10-Q) must be filed in their entirety accompanied by the certifications filed as exhibits. As previously indicated in our letters dated September 12, 2012 and

December 19, 2012, the incorrect dates that appear within your certifications at Exhibit 32.1 of the annual and interim reports that you filed on March 30, 2012, May 15, 2012, and August 14, 2012, and the incorrect date of the audit report included with the annual report, render these filings incomplete. These deficiencies may only be cured by amending each filing in its entirety to include, as applicable, properly dated certifications and a properly dated audit report. Please file these amendments without further delay.

Certain Relationships and Related Transactions, and Director Independence, page 26

2.   Please revise your disclosures to incorporate your response to prior comment 7. Also clarify that Pillar Income Asset Management provided administrative, not accounting services.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

CC: Steven C. Metzger
        Metzger & McDonald PLLC